Exhibit 99.1

VivoPower International PLC Announces Tembo EV order

from Atlas Iron, part of Hancock Prospecting

Atlas Iron is a leading iron ore explorer, developer, and producer based out of Western Australia

LONDON, June 30, 2022 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that its wholly-owned subsidiary, Tembo E-LV, has secured an order for its EV conversion kits from Atlas Iron, a leading iron ore mining company based in Perth, Western Australia, and a subsidiary of Hancock Prospecting Pty Ltd (“HPPL”). Atlas Iron operates the Mt Webber, Sanjiv Ridge, and Miralga mines.

Built on a long and special history of investing and risk taking in Australia, HPPL is an independent, privately owned Australian company that has a proud history with the Pilbara and the iron ore sector and is one of the longest continuous owners of cattle stations in Australia. Under the leadership of the Executive Chairman, Gina Rinehart, HPPL (including its majority ownership in Roy Hill) has grown into one of the most successful private companies in Australia’s history and is a diversified company group with interests in iron ore, coal, beef, dairy as well as continuing mineral exploration and development.

Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer, said: “We are delighted to be assisting Atlas Iron in their journey towards electrification and energy efficiency. With the opening of borders across Australia and Southeast Asia, we have been increasing our engagement with other groups and expect to be announcing additional orders in due course.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology, and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances.

Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties, and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events, and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions, or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com

Media Enquiries

vivopower@secnewgate.co.uk

Sophie Morello/Jessica Hodson Walker/Richard Bicknell